FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2019 to December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 15, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2019 to December 31, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 15, 2020]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of December 31, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) December 2 December 3 December 4 December 5 December 6 December 9 December 10 December 11 December 12 December 13 December 16 December 17 December 18 December 19 December 20 December 23	2,893,600 3,350,000 3,370,000 2,433,300 2,492,400 3,550,000 2,446,000 3,550,000 2,267,400 3,550,000 2,893,700 2,247,200 2,115,000 3,610,000 3,267,200 3,480,000	1,626,245,110

1,896,777,070

1,843,352,490

1,348,328,820

1,397,502,290

1,997,169,100

1,379,012,330

1,992,357,170

1,255,967,440

1,991,411,900

1,610,527,040

1,260,880,360

1,211,257,910

2,051,879,340

1,836,814,930

1,942,066,980

Total	—	47,515,800	26,641,550,280

Aggregate shares repurchased as of the end of this reporting month	242,303,400		117,713,300,860

Progress of share repurchase (%)	80.8		78.5

2.	Status of disposition

as of December 31, 2019

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) December 25	76	43,858
Subtotal	—	76	43,858
Other (exercise of stock acquisition rights)	(Date)

December 2

December 3

December 4

December 5

December 6

December 9

December 10

December 11

December 13

December 16

December 17

December 18

December 19

December 20

December 23

December 24

December 25

December 30

		112,500 54,900 157,500 60,800 18,200 8,900 5,200 84,900 167,700 59,400 18,000 88,600 17,700 135,200 26,000 91,500 26,000 16,200	112,500 54,900 157,500 60,800 18,200 8,900 5,200 84,900 167,700 59,400 18,000 88,600 17,700 135,200 26,000 91,500 26,000 16,200
Subtotal	—	1,149,200	1,149,200
Total	—	1,149,276	1,193,058

3.	Status of shares held in treasury

as of December 31, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	401,513,402

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.